     TECHNICAL REPORT AND RESOURCE ESTIMATE

ON THE

CHANGKENG GOLD PROPERTY GUANGDONG PROVINCE, CHINA

FOR

MINCO GOLD CORPORATION

NI 43-101 & NI 43-101F1
TECHNICAL REPORT

Tracy Armstrong, P. Geo.
Eugene Puritch, P. Eng.
Antoine Yassa, P. Geo.

P&E Mining Consultants Inc.
Brampton, Ontario, Canada

Report No. 147

Effective Date: March 1, 2008
Signing Date: April 24, 2008

IMPORTANT NOTICE

This Technical Report was prepared pursuant to National Instrument 43-101 (“NI 43-101”) in accordance with Form 43-101F1 of NI 43-101, for Minco Gold Corporation (“Minco Gold”) by P & E Mining Consultants Inc. (“P & E”). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in P & E’s services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Minco Gold, subject to the terms and conditions of its contract with P & E. This contract permits Minco Gold to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to NI 43-101.

GLOSSARY OF TERMS

“757 Team”	means the No. 757 Geo-Exploration Team of the Guangdong
Geological Exploration Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.
“Assignment Agreement”	means the assignment agreement dated August 20, 2004 between
Minco Silver, Minco Mining, Minco China and Minco BVI.
“Baojiang”	means Foshan Baojiang Nonferrous Metals Corporation.
“Changkeng Gold and	means collectively, the Changkeng Gold Deposit and the Fuwan
Fuwan Silver Deposits”	Silver Deposit.
“Changkeng Gold	means the gold deposit lying on the Changkeng Property.
Deposit”
“Changkeng JV	means the formal joint venture agreement dated September 28,
Agreement”	2004 between Minco Mining, GGEDC, Zhenjie, Baojiang and
GD Gold.
“Changkeng Permit”	means the reconnaissance survey exploration permit (#
T011200080102000011) in respect of the Changkeng Property
issued to Guangzhou Mingzhong Mining Company Ltd., which is
currently valid and is up for renewal on September 10, 2009.
“Changkeng Property”	means the 1.18 km2 Changkeng gold property in Gaoyao City of
Guangdong Province in southern China.
“Company”	means Minco Gold Corporation (formerly “Minco Mining &
Metals Corporation”).
“First Confirmation	means the confirmation agreement dated May 2, 2005 between
Agreement”	Minco Mining, Minco China and Minco Silver.
“Fuwan Silver Deposit”	means the silver deposit lying on the Fuwan Property.
“GD Gold”	means Guangdong Gold Corporation.
“GGEDC”	means Guangdong Geological Exploration and Development
Corp., an entity owned and controlled by the Guangdong
Geological Bureau of the PRC government.
“Minco BVI”	means Minco Silver Ltd.
“Minco China”	means Minco Mining (China) Corporation, a wholly-owned
subsidiary of Minco Mining.
“Minco Mining”	means Minco Mining & Metals Corporation which owns
approximately 55% of the issued and outstanding common shares of Minco Silver.
“Minco Silver”	means Minco Silver Corporation.

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“Preliminary Changkeng	means the preliminary joint venture agreement dated April 16,
JV Agreement”	2004 between Minco Mining, GGEDC, Zhenjie and Baojiang.
“RMB”	means the Chinese currency Renminbi.
“Second Confirmation	means the confirmation agreement dated August 24th,	2006
Agreement”	between Minco Mining, Minco China and Minco Silver.
“Transfer Confirmation	means the confirmation agreement dated November 19,	2004
Agreement”	between 757 Team, GGEDC and Minco China.
“Zhenjie”	means Zhuhai Zhenjie Development Ltd.

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TABLE OF CONTENTS

EXECUTIVE SUMMARY				i
1.0	INTRODUCTION AND TERMS OF REFERENCE			1
	1.1	UNITS AND CURRENCY		1
2.0	RELIANCE ON OTHER EXPERTS			2
3.0	PROPERTY DESCRIPTION AND TENURE			3
	3.1	DESCRIPTION AND TENURE		3
4.0	LOCATION, ACCESS, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE			7
	4.1	LOCATION AND ACCESS		7
	4.2	CLIMATE AND PHYSIOGRAPHY		7
	4.3	INFRASTRUCTURE		7
5.0	HISTORY AND PREVIOUS EXPLORATION			8
	5.1	PREVIOUS EXPLORATION		8
	5.2	HISTORICAL RESOURCE ESTIMATES		9
6.0	GEOLOGICAL SETTING			10
	6.1	REGIONAL GEOLOGY		10
	6.2	CHANGKENG PROPERTY GEOLOGY		11
7.0	DEPOSIT TYPE AND MODEL			13
8.0	MINERALIZATION			15
9.0	EXPLORATION			17
10.0	DRILLING			18
	10.1	HISTORICAL DIAMOND DRILLING		18
	10.2	2007 DRILL PROGRAM		21
11.0	SAMPLING METHOD AND APPROACH			22
	11.1	HISTORICAL SAMPLING METHODS 757 TEAM		22
	11.2	MINCO SAMPLING METHODS		22
	11.3	2007 PROGRAM		22
12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			23
	12.1	HISTORICAL SAMPLE PREPARATION, ANALYSES AND SECURITY		23
	12.2	MINCO GOLD 2007 PROGRAM		23
13.0	DATA VERIFICATION			25
	13.1	HISTORICAL QUALITY ASSURANCE AND QUALITY CONTROL		25
	13.2	SITE VISIT AND INDEPENDENT SAMPLING		25
	13.3	LAB INTERNAL QC ANALYSES		26
	13.4	MINCO QC PROGRAM FOR CHANGKENG		26
		13.4.1	BLANK SAMPLE RESULTS	26
		13.4.2	CERTIFIED REFERENCE MATERIAL RESULTS	26
		13.4.3	DUPLICATE RESULTS	26
14.0	ADJACENT PROPERTIES			27
15.0	PREVIOUS MINERAL PROCESSING AND METALLURGICAL TESTING			28

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16.0	P & E 2008 RESOURCE ESTIMATE	29
16.1	INTRODUCTION	29
16.2	DATABASE	29
16.3	DATA VERIFICATION	29
16.4	DOMAIN INTERPRETATION	29
16.5	ROCK CODE DETERMINATION	30
16.6	COMPOSITES	30
16.7	GRADE CAPPING	30
16.8	VARIOGRAPHY	30
16.9	BULK DENSITY	30
16.10	BLOCK MODELING	31
16.11	RESOURCE CLASSIFICATION	31
16.12	RESOURCE ESTIMATE	31
16.13	CONFIRMATION OF ESTIMATE	33
17.0	OTHER RELEVANT DATA AND INFORMATION	34
18.0	CONCLUSIONS AND RECOMMENDATIONS	35
18.1	CONCLUSIONS	35
18.2	RECOMMENDATIONS	35
19.0	REFERENCES	37
20.0	CERTIFICATES	39
LIST OF APPENDICES
APPENDIX-I	SURFACE DRILL HOLE PLAN	42
APPENDIX-II	3-D DOMAIN	44
APPENDIX-III	LOG NORMAL HISTOGRAMS	46
APPENDIX-IV	VARIOGRAMS	49
APPENDIX-V	Au BLOCK MODEL CROSS SECTIONS	51
APPENDIX-VI	CLASSIFICATION BLOCK MODEL CROSS SECTIONS	55
LIST OF FIGURES
Figure 3.1:	Position of Changkeng Property	4
Figure 3.2:	Infrastructure Map of Changkeng Area	5
Figure 3.3:	Regional Location Map	6
Figure 6.1:	Geology Map of Sanzhou Basin	10
Figure 6.2:	Property Scale Geology Map of Changkeng	12
Figure 7.1:	Cross Section 2E	13
Figure 7.2:	Cross Section 8E	14
Figure 13.1:	P&E Independent Verification Sample Results	25
Figure 18.1:	Map of Changkeng Showing Proposed Diamond Drill Program	36
LIST OF TABLES
Table 8-1:	Relative Proportions of Minerals in Changkeng Deposit	15
Table 8-2:	Distribution of Gold per Mineral	16
Table 10-1:	Diamond Drill Holes Used in Resource Estimate	19
Table 10-2:	2007 Drilling Mineralized Intersections	21
Table 16-1:	Block Model Interpolation Parameters	31
Table 16-2:	P&E Resource Estimate @ 1.5 g/t Au Equivalent Cut-Off Grade	32
Table 16-3:	Changkeng Resource Estimate Sensitivity	32
Table 16-4:	Comparison of Weighted Average Grade of Capped Assays and Composites	33
Table 18-1:	Changkeng Proposed Budget	35

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EXECUTIVE SUMMARY

The Changkeng Property is located in Guangdong Province in the southern portion of the People’s Republic of China (“PRC”), 45 kilometres southwest of Guangzhou, the capital city of Guangdong and two kilometres northwest of the town of Fuwan, population 30,000.

The Changkeng Property is comprised of the Changkeng Permit, a 1.18 km2 exploration permit held by Guangzhou Mingzhong Mining Co., a cooperative joint venture established between Minco Mining (China), Guangdong Geological Exploration Corporation (GGEC) and two private Chinese companies to jointly explore and develop the Changkeng Gold Property.

Minco China, a wholly owned subsidiary of Minco Gold, has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million, (approximately US $7.1 million). The other shareholders will contribute RMB 49 million (approximately US $6.8 million) for their 49% equity interest in Minzhong.

The Changkeng Gold Deposit is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin.

The major structural control at Changkeng is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and as a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall, and silver mineralization is known to occur in the second-order faults on the Fuwan Property to the south.

The strike length of the deposit is approximately 900 metres in a N070° direction, with a cross-strike width of between 150 to 350 metres. The deposit outcrops on surface and the deepest hole to date intersecting mineralization is 244 metres below surface. The average width of a mineralized intersection is 11.5 metres (apparent thickness).

The Changkeng Gold Deposit falls into the broad category of sediment hosted epithermal deposits. Gold mineralization occurs as lenticular bodies in the brecciated Triassic clastic rocks at the upper portion of the synform zone. The gold zone tends to pinch out toward the hinge of the syncline where it is replaced by silver mineralization at the Fuwan Silver Deposit.

Diamond drill data from a total of 81 drill holes and 13 surface trenches were used for the resource estimate of which 6 are new holes completed in 2007. The drilling to date was conducted on an approximate 40 metre section spacing with holes on section between 20 metres to 80 metres apart. Drilling prior to 2007 was undertaken by the 757 Exploration Team. Grade interpolation was completed with the inverse distance cubed estimation method. The deposit remains open along strike to the north-east and south-west.

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The following is a summary of the resource calculation prepared in respect of the Changkeng Property. The definitions of Indicated and Inferred Resources are in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

March 2008 P&E Resource Estimate @ 1.5 g/t AuEq** Cut-Off Grade.

		Au	Au	Ag	Ag	AuEq **	AuEq **
Classification	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
Indicated	2,101,000	5.61	379,000	10.7	723,000	5.81	392,100
Inferred	2,152,000	4.82	333,400	9.3	643,000	4.99	345,100

** The AuEq grade was calculated from metal prices of Au US$650/oz and Ag US$12.50/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 55:1

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

The resource estimate prepared on the Changkeng Deposit also includes silver (Ag) and minor amounts of lead (Pb) and zinc (Zn). The results of this Resource Estimation do not include silver resources from the remaining portion of the Changkeng property area and are only for the Changkeng gold occurrence.

The most recent site visit was made to the Changkeng Property on February 4 and 5, 2008 and independent verification samples of the current and historical core were taken at that time.

The majority of the drilling has been concentrated in the south-west quadrant of the property, which leaves room for possible resource expansion along strike to the north-east and on the southern half of the property in general. As part of the Chinese requirements for exploration reporting, Minco Gold must also drill to test for silver mineralization on Changkeng in a south-easterly direction toward Minco Silver’s Fuwan Project.

It is recommended that Minco Gold continue drilling on the southern half, and begin drilling in the north-east area of the property to further delineate and possibly expand the current resource. A two phase, 15,000 metre diamond drill program is proposed. Eight thousand metres in Phase I should be designed as predominantly in-fill drilling with a minor component of step-out. Phase II should entail 7,000 metres of drilling as follow-up. Minco’s share (51%) of the total budget of CDN $2.9 M (RMB 20.4) is proposed. This also includes funds for an updated resource model, metallurgical studies and a Preliminary Economic Assessment after completion of the Phase II drilling.

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1.0 INTRODUCTION AND TERMS OF REFERENCE

P&E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by Minco Gold, a public company trading on the Toronto Stock Exchange (“TSX”), in February, 2008 to provide a fully compliant resource estimate on the Changkeng Gold Property.

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Ken Cai, President and CEO, and Dwayne Melrose, Vice President Exploration, Minco Gold Corporation. Minco is a Vancouver based company trading on the TSX Exchange (TSX) under the symbol of “MMM”, with its corporate office at:

1055 West Georgia Street, Suite 2772
P.O. Box 11176
Vancouver, British Columbia V6E 3R5

Tel: 604- 688-8002
Fax: 604- 688-8030

This report is considered current as of March 1, 2008.

This report, which was prepared in accordance with NI 43-101, is based in part on internal company technical reports and maps, published government reports, and a review of data provided by the client. P&E has not conducted detailed land status evaluations, and has relied upon previous reports, public documents and statements by Minco Gold regarding property status, third party agreements and legal title to the property.

1.1 UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Gold and silver assays are reported in grams of metal per tonne (“g/t”) unless ounces per ton (“oz /t”) or parts per million (ppm) are specifically stated. The lead and zinc units are reported in percent (%). References to “$” in this Technical Report are to US dollars, but may also be specified in CDN dollars. An exchange rate of 1 $CDN = 7 RMB has been used.

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2.0 RELIANCE ON OTHER EXPERTS

The authors wish to make clear that they are qualified persons only in respect of the areas in this Report identified in their certificates of Qualified Persons submitted with this report to the Canadian Securities Administrators. The authors have relied, and believe that they have a reasonable basis to rely, upon Ken Cai, President and CEO, and Dwayne Melrose, VP Exploration of Minco Gold who have contributed the legal, environmental, marketing and taxation information stated in this Report.

Although copies of the licenses, permits and work contracts were reviewed, an independent verification of land title and tenure was not performed. P&E has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties.

A draft copy of the report has been reviewed for factual errors by Minco Gold. Any changes made as a result of these reviews did not involve any alteration to the conclusions made. Hence, the statement and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

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3.0 PROPERTY DESCRIPTION AND TENURE

3.1 DESCRIPTION AND TENURE

The Changkeng Property is located in Guangdong Province in southern Peoples Republic of China, (PRC) approximately 45 kilometres southwest of Guangzhou, the capital city of Guangdong and two kilometres northwest of the town of Fuwan, population 30,000. It is surrounded by the Fuwan Silver Property, owned by Minco Silver.

The Changkeng Property, lying within Gaoyao City, is comprised of the Changkeng Permit, a 1.18 km2 exploration permit held by Guangzhou Mingzhong Mining Co., a cooperative joint venture established between Minco Mining (China), Guangdong Geological Exploration Corporation (GGEC) and two private Chinese companies to jointly explore and develop the Changkeng Gold Property.

Minco China, a wholly owned subsidiary of Minco Gold, has the right to earn a 51% equity interest in Changkeng with a total contribution of RMB 51 million, (approximately US $7.1 million). The other shareholders will contribute RMB 49 million (approximately US $6.8 million) for their 49% equity interest in Mingzhong.

Figure 3.1 shows the positions of the exploration permits relative to one another, and Figure 3.2 shows the infrastructure in the Changkeng area.

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Minco Silver Property
Minco Gold's Changkeng Property
Minco Silver Property
Minco Silver Property
Minco Silver Property
Area of Exclusion
Minco Silver Property
Area of Exclusion
23°03'
23°01'30"
23°
22°58'30"
22°57'
22°55'30"
22°54'
22°52'30"
22°51'
112°43'30"
112°45'
112°46'30"
112°48'
112°49'30"
112°51'
112°52'30"
112°54'
Autogrid

Figure 3.1: Position of Changkeng Property

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Hekou
Minco Silver
Property
CHANGKENG
Minco Silver
Property
Foshan
Minco Silver
Property
Mingcheng
Image © 2008 DigitalGlobe
Image © 2008 TerraMetrics
© 2008 Europa Technologies
© 2008 NFGIS
©2007 Google™
Streaming ||||||||| 100%
Eye alt 62.53 km

Figure 3.2: Infrastructure Map of Changkeng Area

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Figure 3.3: Regional Location Map of China Showing Location of Changkeng Property

The Changkeng Permit (no. T01120080102000011) covers an area 1.18 km² and is defined by the following geographic coordinates:

•	112	º	48	'	30	"	E,	23	°	00	'	45	"	N;
•	112	º	49	'	15	"	E,	23	°	00	'	45	"	N;
•	112	º	48	'	30	"	E,	23	º	01	'	15	"	N;
•	112	º	49	'	15	"	E,	23	º	01	'	15	"	N.

This permit is in good standing until September 10, 2009.

China uses a map based, (as opposed to staking), allocation system and therefore there are no survey markers on the land. While the four corners of the property boundary were not verified by the authors, a GPS was used on site to confirm the general geographic location of the property.

Surface rights do not form part of either the Exploration or Mining Permits, and negotiations will need to be undertaken with the relevant land holders in order to secure them.

There are no known environmental liabilities on the Changkeng Property.

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4.0 LOCATION, ACCESS, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE

4.1 LOCATION AND ACCESS

The Changkeng Property is approximately 45 kilometres southwest direct distance from Guangzhou, the capital city of Guangdong province. Access to the property is excellent via the Guangzhou-Zhuhai highway which passes through Gaoming City. Travel time from the Guangzhou airport to Gaoming City is approximately one hour and fifteen minutes. The property is located two kilometres northwest of the town of Fuwan, population 30,000 and is accessed via a gravel road. The town of Fuwan is well connected by paved highway and expressways to the major cities, including Guangzhou (70 kilometres highway distance), Gaoming (15 kilometres), and Jiangmen (60 kilometres). The Changkeng Property is also accessible by waterway on the Xi Jiang River, which can reach major cities like Guangzhou, Zhaoqing and Jiangmen, as well as international waterways in the South China Sea.

4.2 CLIMATE AND PHYSIOGRAPHY

Topography of the area is characterized by low hills from 60 to 90 metres above sea level (asl) with the highest peak at 133.3 metres asl. Outcrops are scarce and most of the area is covered with 5 to 10 metres of overburden where vegetation is dense. The area is hot and humid with an annual average temperature of 21.5°C and annual precipitation of 1681 millimetres. Surface water is abundant in the area.

Like most of the coastal areas in Southeast China, the area is densely populated. Local residents are mainly engaged in farming and there are abundant rectangular aerated ponds for fish farming dotting the landscape. The labour force is composed of local residents and a large number of immigrants from inland provinces and is sufficient for various industry needs in the area.

4.3 INFRASTRUCTURE

The town of Fuwan is located two kilometres SE of the Changkeng Property along a dirt road which connects it to a major highway system. Electrical power, water, telephone and supplies can be obtained in the town. General labour is readily available but labour more specialized in mining would need to be recruited and/or trained. The property is large enough to accommodate potential tailings storage, waste disposal areas and potential processing plant sites, (see Figure 3.2 Infrastructure Map of Changkeng Area).

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5.0 HISTORY AND PREVIOUS EXPLORATION

5.1 PREVIOUS EXPLORATION

Since 1949, mineral exploration in China has been undertaken at all scales by teams of geologists and engineers. Each team was responsible for a certain region and within each team there were sub-teams with specific mandates such as geology, geochemistry, mineral deposit evaluation, diamond drilling etc.

There is no historic record for mining in the property area before the discovery of gold in early 1990. Illegal artisanal mining began in 1991 and most of the oxidized portion of the Changkeng mineral zones between Lines 3 and 4 on the property were mined out.

A brief history of recent exploration is detailed below:

1959-1971: Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986-1989: Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream sediment sampling program at a scale of 1:200,000. Significant gold and silver geochemical anomalies were delineated in the Changkeng Gold and Fuwan Silver Permit areas. The Au-Ag anomalies were followed up with detailed soil sampling at a 1:50,000 scale, which demonstrated good potential for gold and silver mineralization in the area.

1990-1994: The Changkeng Gold and Fuwan Silver Deposits were discovered in 1990 during the follow up of the 1:50,000 soil geochemical anomalies by 757 Team. Detailed exploration was conducted at the Changkeng Property and Fuwan Property and -adjacent areas from 1990 to 1995.

1990: Report on Reconnaissance Investigation of Gold Mineralization in Changkeng, Gaoyau county, Guangdong province was completed by 757 Team.

1992: A geochemical soil sampling and mercury survey over the Luzhou-Shizhou area lying 24 km to the south of the Changkeng Gold and Fuwan Silver Deposits was conducted at a 1:10,000 scale. Test drilling over two geochemical anomalies intersected silver mineralization at Dieping and Luzhou areas.

1992-1993: Geological exploration was carried out at the Luzhou Pb-Zn occurrence. Beginning of diamond drill programs by the 757 Geo-Exploration Team. A silicified structural breccia was intersected at the contact between Triassic and Carboniferous sedimentary sequences in drill holes. Two gold veins and one silver vein were discovered at depth.

1993: Seismic and electrical surveys were conducted along 9 profiles over the Luzhou-Shizhou area. Sections with good potential for gold and silver were delineated and diamond drilled.

October 1993: Prospecting of the Changkeng Gold Deposit was completed by 757 Team and a total resource (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China) of 30.49 t of gold was delineated between Exploration Lines 16 and 27.

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1993-1995: Prospecting of Fuwan Silver Deposit was conducted by 757 Team and a total resource (D+E as above) of 5134.6 t silver was reported.

April 1994: Detailed exploration on the central section between exploration lines 8 and 15 and above elevation -15m was completed and 5t gold was delineated as category C+D (measured reserve) as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China.

From 1991 to 2005, there were 97 holes drilled on the Changkeng Gold Deposit totalling 15,480 metres. Barrick Gold Corporation completed eight holes drilled between sections 7 and 24 on Changkeng (included in the 97 holes). Many trenching programs were undertaken on the property by 757 Team.

Intermittent artisanal mining activities occurred from discovery in 1990 to approximately 2000. Inclined and vertical shafts were sunk on lines 2, 0 and 7, and minor development work was completed. No official production was recorded, however almost all of the oxidized material was mined during this ten year period.

5.2 HISTORICAL RESOURCE ESTIMATES

The gold resources on Changkeng were classified according to the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China. A total resource of 30.49 tonnes of gold (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China), was delineated between exploration lines 16 and 15. The D category resource was defined by 80 by 80 metre grid drilling and trenching and category E was defined by 160 by 160 metre grid drilling.

This resource was estimated by the Chinese in 1995 before the application of NI 43-101. The Chinese classification system is not considered comparable to current CIM definitions and as such the resources are no longer considered relevant and have been replaced by the NI 43-101 compliant resource as reported in Section 16.0 of this report.

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6.0 GEOLOGICAL SETTING

6.1 REGIONAL GEOLOGY

The Changkeng Gold Deposit is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the north east trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast (Figure 6.1) . Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin.

The basin area is comprised of two major sedimentary sequences, the Upper Paleozoic siliceous and argillaceous carbonate sequence and the Mesozoic coal-bearing clastic sequence. The two units are separated by a low angle fault zone. Some Chinese geologists have interpreted the contact between Triassic sandstone and Carboniferous limestone as an unconformity along which an interlayer-sliding fault developed. The low-angle fault zone at the northwest margin of the basin hosts the known gold and silver mineralization in the Changkeng-Fuwan area and its southwest and northeast extensions.

Mesozoic granite occurs only at the southeast corner of the basin area. There are no outcrops of intrusive rocks at Changkeng and the adjacent area. Late Mesozoic granites are observed along the south margin of the Sanzhou basin.

Figure 6.1: Geology Map of Sanzhou Basin

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6.2 CHANGKENG PROPERTY GEOLOGY

Host rocks of the deposit consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.

1. Lower Carboniferous Limestone Sequence:

Lower: Neritic gray and dark-gray thickly-bedded bioclastic limestone;

Middle: Terrestrial grey-whitish and reddish quartz sandstone intercalated with grey calcareous siltstone, mudstone, carbonaceous shale and coal;

Upper: Gray and dark-grey medium to thickly bedded argillaceous limestone and mudstone; light-grey brecciated bioclastic limestone intercalated with yellowish silicified limestone and silty mudstone. Some gold mineralization and most silver mineralization occurs in the brecciated bioclastic limestone.

2. Upper Triassic Clastics

The Upper Triassic clastic horizons are comprised of variegated sandstone, sandy conglomerate and conglomerate, dark-grey mudstone, carbonaceous mudstone and siltstone.

The major structural control of the Changkeng deposit is an open syncline with its axis trending northeast. A low angle fault zone is developed along the contact between the Lower Carboniferous unit and the Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization also occurs in the second-order faults.

The upper parts of the Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the fault zone. Gold mineralization and silver mineralization are closely associated spatially but occur at different positions in the low-angle fault zone. Most gold mineralization occurs in the Triassic clastic rocks while most of the silver mineralization occurs in the brecciated, siliceous fault zone which separates the two units.

Typical alteration associated with Changkeng includes silicification, clay (mainly illite), barite, fluorite, carbonate and pyrite. Alteration developed predominantly within the major fault zone between the Carboniferous limestone and Triassic clastic rocks and the second-order faults at the footwall. Silicification and sulphide mineralization are most closely associated with gold and silver mineralization.

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广东省高明市
富湾银矿区地形地质图
TOPOGRAPHY & GEOLOGY MAP OF CHANGKENG-FUWAN PROJECT AREA, GAOMING CITY, GUANGDONG PROVINCE
图
LEGEND
例

Figure 6.2: Property Scale Geology Map of Changkeng

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7.0 DEPOSIT TYPE AND MODEL

The Changkeng deposit may be considered as sediment hosted epithermal. It is confined to a brecciated fault zone separating the Lower Carboniferous limestone sequence from the Upper Triassic Clastic sequence which is co-incidental with the steeper Changkeng Fault. There are two possible interpretations 1) the gold zone pinches out toward the hinge of the syncline where the predominant metal becomes silver in the Fuwan deposit, or 2) the gold continues down dip below the unconformity along the Changkeng Fault. The future drill program will test the validity of the two interpretations. The Changkeng and Fuwan mineralizing systems have different mineral assemblages giving evidence for the latter interpretation.

The Changkeng deposit is comprised of one mineralized zone, termed the CK Zone. The strike length of the deposit is approximately 900 metres in a N070° direction, with a cross-strike width of between 150 to 350 metres. The deposit outcrops on surface and the deepest hole to date intersecting mineralization is 244 metres below surface. The average width of a mineralized intersection is 11.5 metres (apparent thickness).

Figure 7.1: Section 2E through Changkeng Deposit. CK Zone is shown in yellow. The pink and blue zones belong to the Fuwan deposit owned by Minco Silver.

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Figure 7.2: Section 8E through Changkeng Deposit. CK Zone is shown in yellow. The pink and blue zones belong to the Fuwan deposit owned by Minco Silver.

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8.0 MINERALIZATION

The deposit is comprised of minerals such as quartz, illite, pyrite, stibnite, realgar, barite, calcite, fluorite, orpiment, minor gypsum, galena and arsenopyrite.

There is an oxidized component to the Changkeng deposit; however the majority of oxidized material was mined out between 1990 and 2000 by illegal mining activity. The primary material can be divided into three types, based on hand specimen and microscopic observation.

Siliceous Breccia Zone

Color is light to dark grey, and the rock is massive and hard with many micro scale fissures and cavities. The rock is brecciated with a main mineral composition of secondary quartz, and minor illite, silt, carbonaceous material and pyrite. In a later episode, pyrite, realgar, barite, stibnite and secondary clay minerals filled fissures and cavities. Most of the gold is contained within this layer.

Silicified Limestone

Color is grey to dark grey, and the rock is predominantly comprised of siliceous metasomatic quartz and residual limestone, calcite and pyrite. The original limestone has been metasomatically replaced by dendritic or porphyroblastic and spotty quartz. It exists in the upper and lower layers of the breccia zone and in secondary faults lying under the main fault. It is often altered to aluminous siliceous mudstone. Mineralization is less common in this zone than in the breccia zone.

Aluminous Siliceous Mudstone

Color is dark grey to grey black, and the rock is massive, comprised of quartz grit or siliceous rock fragments, mud cement and pyrite. Silicification is very obvious and fissures are well developed. Metamorphic realgar, stibnite and barite exist as irregular, discontinuous veins along fissures.

The relative proportions of the various minerals and the distribution of gold per mineral are presented in the following tables.

Table 8-1: Relative Proportions of Minerals in Changkeng Deposit

Element	Au	Ag	As	Sb	Bi	Hg	Cu	Pb	Zn	Ba	S	C	F	Te
(10-6)	8.03	8.55	4830	425.64	0.7157	1.750	32.70	29.50	147	2832.06	16410	1410	1200	32
content

(ref. The mineralogy study report of Changkeng gold deposit, China University of Geoscience (Wuhan), April,1993)

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Table 8-2: Distribution of Gold per Mineral

Mineral Name	Mineral content (%)	Gold grade (g/t)	Metal amount (g)
Entire sample		8.30
Quartz	76	4.19	3.18	×10-6
Illite	13	19.92	2.59	×10-6
Pyrite	4	15.80	0.63	×10-6
Realgar	2	0.20	0.40	×10-8
Barite	4	0.08	0.32	×10-8
Visible gold		95.15[1]
Total	99
Comment	[1] Data are average value of three gold grains as seen in polishedsection by SEM, (unit %).

From Table 8-2, it can be seen that the gold is essentially contained within the quartz, illite, and pyrite with next to no gold in the metamorphic realgar and barite.

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9.0 EXPLORATION

The Chinese Government Regional Geological Survey Team (RGST) completed a 1:200,000 scale regional stream sediment sampling program at a sample density of 1 to 2 samples per square kilometre in 1986. The survey led to the identification of the important regional geochemical Au and Ag anomalies on the Changkeng Property and the Fuwan Property areas. Further detailed 1:50,000 scale soil sampling within the anomalous area and preliminary follow-up of the geochemical anomalies were conducted by the RGST and exploration potential was proved over the Changkeng Property and the Fuwan Property areas. In 1990, as a normal practice in China at that time, the regional geochemical anomaly data were transferred by the Chinese government to 757 Team, based in Jiangmen City. The 757 Team carried out a comprehensive geological exploration program including mapping, trenching, and grid drilling from 1991 to 1993 on the Changkeng Property and subsequently produced a resource calculation for the gold portion of the property.

Exploration by Minco Gold (formerly Minco Mining and Metals) began in 2004 with diamond drilling on the Changkeng Property.

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10.0 DRILLING

10.1 HISTORICAL DIAMOND DRILLING

The diamond drilling sub-group of 757 Team, Minco Mining and Barrick Gold Corp. drilled a total of 27,110 metres of core, distributed among 132 holes from 1991 to 2005. Ninety-seven holes were drilled on the Changkeng deposit, (including 8 holes drilled by Barrick), 16 holes were drilled on the Fuwan deposit, and 3 holes were drilled by Barrick on the larger mineral lease owned by Minco Silver.

This drilling was conducted on an approximate 40 metre section spacing with holes on section between 20 metres to 80 metres apart.

Geotechnical data were collected, including core recovery, RQD and structural logging. Collar locations were surveyed using EDM stations with a survey accuracy of ±0.12 metres. Down hole tests were taken on a regular basis both for vertical holes and inclined holes. The authors examined these data and concluded that drillhole deviation was not an issue on the property.

Diamond drill data from a total of 81 drillholes and 13 surface trenches were used for the resource calculation of which 6 are new holes completed in 2007. Table 10-1 presents the results of all mineralized intersections used in the resource estimate.

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Table 10-1: Changkeng Diamond Drill holes used in Resource Estimate

Hole	From	To	Length	Au	Ag
Name	(m)	(m)	(m)	g/t	g/t
BPC-05-1	122.76	138.13	15.37	6.36	32.97
BPC-07-1	88.65	111.12	22.47	3.52	21.57
BPC-08-1	120.00	144.24	24.24	10.15	18.77
BPC-12-1	117.82	121.81	3.99	3.26	5.68
BPC-12-2	36.79	46.01	9.22	5.49	5.72
BPC-12-3	147.80	163.00	15.20	3.03	4.96
BPC-24-1	176.45	190.55	14.10	0.87	1.12
CD2	5.20	25.90	20.70	13.95	0.01
CD4	3.60	23.04	19.43	6.68	0.01
CD6	6.25	39.20	32.95	5.58	0.01
CD8	11.70	31.54	19.84	6.07	0.01
CK2005	99.82	101.81	1.99	1.58	4.60
CK2006	112.11	133.73	21.62	4.24	36.52
CK2007	122.45	130.45	8.00	5.55	5.71
CK2009	64.44	68.48	4.04	0.64	26.70
CK2010	153.12	179.93	26.81	7.83	5.74
JZK0101	30.25	37.78	7.53	9.11	38.49
JZK0101	41.27	45.78	4.51	1.56	5.72
JZK0102	78.82	82.54	3.72	3.96	29.95
JZK0102	92.50	114.47	15.13	4.83	9.58
JZK0401	106.14	145.16	39.02	8.16	12.29
JZK0601	80.64	94.58	13.94	5.84	7.51
JZK2001	76.15	79.04	2.89	0.94	2.85
JZK2002	212.88	223.78	10.90	3.96	8.83
PD0101	18.64	35.13	16.48	1.07	0.01
PD0501	6.30	16.30	10.00	6.32	0.01
PD2	7.50	16.20	8.70	4.24	0.01
QJ0102	1.40	4.90	3.50	2.39	0.01
QJ0103	0.00	3.35	3.35	2.09	0.01
QJ0107	0.00	3.10	3.10	2.91	0.01
QJ0108	0.00	4.50	4.50	2.66	0.01
QJ0202	0.00	5.00	4.00	10.67	0.01
QJ0301	4.49	9.80	5.31	0.54	0.01
QJ0501	0.54	9.20	7.70	0.34	0.01
QJ4	0.99	5.60	4.61	3.96	0.01
QJ7	0.00	5.80	5.80	4.14	0.01
TC0001	69.95	84.25	14.30	5.00	0.01
TC0001	88.39	93.80	5.41	1.54	0.01
TC0001	100.37	105.39	5.02	2.10	0.01
TC0101	9.40	15.80	6.40	3.64	0.01
TC0102	2.97	10.30	3.90	1.51	0.01
TC0301	7.30	26.45	19.15	1.18	0.01
TC0302	51.00	60.70	9.70	2.67	0.01
TC0501	0.00	0.35	0.35	0.87	0.01
TC1101	100.00	102.50	2.50	3.75	0.01
TC1501	34.20	42.75	8.55	3.74	0.01
TC1-BT7	40.00	82.60	41.05	3.47	0.01
TC4	4.30	21.30	17.00	4.76	0.01

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Hole		From	To	Length	Au	Ag
Name		(m)	(m)	(m)	g/t	g/t
TC5		0.00	9.75	9.75	7.45	0.01
TC5		16.83	30.00	13.17	10.32	0.01
TC7-QJ4C		18.15	31.29	13.14	1.73	0.01
XJ1		7.33	23.50	12.67	5.45	0.01
ZK0001		10.56	24.10	13.54	9.31	0.01
ZK0001		38.12	45.96	7.84	5.25	0.01
ZK0003		0.00	3.40	3.40	1.50	0.01
ZK0004		19.78	30.57	10.79	8.32	0.01
ZK0005		53.63	56.47	2.84	2.70	0.01
ZK0006		0.00	6.50	6.50	1.61	0.19
ZK0006		13.44	15.36	1.92	11.85	0.35
ZK0201		58.84	78.89	20.05	8.94	9.87
ZK0202		0.00	6.10	6.10	3.97	0.01
ZK0203		0.00	35.54	35.54	5.08	1.82
ZK0204		34.75	46.86	12.11	12.72	0.01
ZK0205		63.04	72.19	9.15	2.81	0.01
ZK0301		18.45	27.12	8.67	1.63	34.31
ZK0301		31.46	38.33	6.87	9.59	20.63
ZK0302		70.40	81.55	11.15	1.57	37.87
ZK0302		87.17	96.85	9.68	9.46	18.79
ZK0303		0.00	21.30	21.30	2.31	0.90
ZK0304		28.74	31.45	2.71	6.40	12.96
ZK0304		51.08	55.38	4.30	3.17	6.00
ZK0402		31.26	34.82	3.56	0.29	0.01
ZK0403		68.41	83.47	15.06	11.65	0.01
ZK0404		6.60	27.75	21.15	15.20	10.23
ZK0405		77.10	82.62	5.52	6.56	7.45
ZK0406		115.24	153.00	37.76	7.83	4.52
ZK0408		132.28	138.83	6.55	1.51	12.88
ZK0412		25.43	30.20	4.77	5.01	0.01
ZK0413		37.68	42.03	4.35	1.37	1.90
ZK0501		41.24	45.01	3.77	2.43	6.20
ZK0502		72.54	85.85	11.01	10.93	42.37
ZK0601		54.99	69.82	14.83	6.23	0.01
ZK0602		5.00	12.94	7.94	6.57	0.01
ZK0702		61.97	72.44	10.47	7.36	38.85
ZK0702	A	56.91	69.54	12.63	6.39	27.49
ZK0801		59.02	62.22	3.20	6.74	0.01
ZK0802		22.36	25.46	3.10	7.24	0.01
ZK0803		36.61	45.22	8.61	7.89	0.01
ZK0804		52.92	61.30	8.38	2.50	0.01
ZK0805		0.00	5.55	5.55	1.80	1.50
ZK0807		197.28	204.35	7.07	3.31	4.91
ZK1101		107.61	110.42	2.81	0.94	4.70
ZK1102		43.11	58.30	14.19	1.92	28.97
ZK1501		62.55	66.77	4.22	6.28	9.14
ZK1601		27.00	30.53	3.53	5.55	0.01
ZK1602		106.81	113.93	7.12	2.84	8.22
ZK1603		269.25	288.42	19.17	5.22	6.63

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10.2 2007 DRILL PROGRAM

In 2006 no work was undertaken on the Changkeng deposit, in order to allow the final structuring of the JV agreement and the transfer of the exploration permit from 757 Team to the JV. This was completed in 2007 at which time drilling on Changkeng recommenced.

Two contractors, Sinorex Drilling Company and 757 Team were commissioned. Six holes were completed, numbered CK2002, CK2005, CK2006, CK2007, CK2009 and CK2010. Results of the six holes are presented in Table 10-2.

Table 10-2: 2007 Mineralized Intersections

Hole	From	To	Width	Au	Ag	Pb	Zn
Name	(m)	(m)	(m)	g/t	g/t	%	%
CK2002	184.42	188.30	3.88	0.18	152.37	0.0300	0.0700
	205.40	213.30	7.90	0.16	264.55	0.1300	0.2500
CK2005	99.82	101.81	1.99	1.58	4.60	0.0060	0.0520
CK2006	121.11	133.73	12.62	5.79	40.51	0.0183	0.0190
CK2007	114.81	116.81	2.00	1.12	78.00	0.0265	0.0495
	122.45	130.45	8.00	5.54	5.70	0.0037	0.0410
CK2009	65.44	66.48	1.04	1.03	46.00	0.0036	0.0180
CK2010	153.12	179.93	26.81	7.83	5.70	0.0179	0.0235

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11.0 SAMPLING METHOD AND APPROACH

11.1 HISTORICAL SAMPLING METHODS 757 TEAM

Drill core was logged by geologists, and sections with visible sulphides, alteration and structures were measured and marked for sampling. Generally, sampling of the drill core began just above the silicified breccia zone which marked the contact between the Lower Carboniferous limestone and the Upper Triassic clastic unit. Drill core above this contact was rarely sampled.

All core was sawn in half by a member of 757 Team at the core logging facility located at their previous base, situated approximately 20 kilometres northeast of Jiangmen City. The samples were sealed and transported by truck from the base to the central lab at 757 Team in Jiangmen City for analysis. Three to five percent of the samples were sent to the Guangdong Central Laboratory, Provincial Bureau of Geological Exploration in Guangzhou for external checks.

11.2 MINCO SAMPLING METHODS

Drill core was shipped to the field camp from the drilling site at the end of each shift. At the field camp, routine logging was conducted by Minco geologists. In most cases, the average sample length was one metre, although shorter samples were collected in some narrow fracture zones.

The core was cut in half with a diamond saw, which was located in the core logging building. The other half of the sawn core was kept in the original core box, which was numbered and kept in the same building. Samples were sealed in sample bags and shipped to the Central Laboratory of the Institute of Geophysical and Geochemical Exploration (IGGE) in Langfang, Hebei province for preparation and analysis.

Core recovery was deemed not to be an issue and there were no other issues impacting sample quality.

11.3 2007 PROGRAM

In 2007, Minco moved all core logging, cutting and storage facilities to a former primary school compound in the town of Fuwan. The compound is comprised of several buildings.

Drill core was picked up from the site by pick-up truck at the end of each shift and taken to the core logging facilities. Core is logged outside in the compound by geologists, and sections with visible sulphides, alteration and structure are measured and marked for sampling. The core is sawn in half with a diamond saw, which is located in a separate building exclusively for that purpose. In most cases, the average sample length is one metre, although shorter samples are collected in some narrow fracture zones. The other half of the sawn core is kept in the original core box, which is numbered and transferred to the storage building. The building is locked, and access is restricted to Minco personnel.

Core recovery was examined at the drills during the 2007 site visit and found to be satisfactory, though sections of karstic collapse were common.

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12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1 HISTORICAL SAMPLE PREPARATION, ANALYSES AND SECURITY

Drill core was shipped to the field camp from the drilling site at the end of each shift. At the field camp, routine logging was conducted by Minco’s project geologists.

Core samples were sealed in sample bags and shipped to the Central Laboratory of the Institute of Geophysical and Geochemical Exploration (IGGE) in Langfang, Hebei province. IGGE’s lab (ISO 9001) is a well regarded laboratory for exploration samples in China and has provided service to several western mining companies, including Teck’s White Silver Mountain project, Southwest Resources, Pacific Minerals, and Quincunx Gold. Duplicates and reference samples were also part of the lab’s internal quality control.

The sampling protocol for the JZK series holes is described in detail below.

Sample Preparation:

A 3 kilogram sample is crushed to about 2 mm size with a routine jaw crusher;

A 600 gram split is taken from the crushed material and pulverized to minus 80 mesh with a rolls crusher;

Half of the minus 80 mesh sample is further pulverized to 95% minus 200 mesh for analysis;

A 30 gram sub-sample is analyzed for gold and silver with atomic absorption spectrometry;

A 10 gram sample was dissolved and analyzed for As, Sb, Bi and Hg with atomic fluorescence spectrometry, and Cu, Pb, W and Zn with ICP mass spectrometry.

12.2 MINCO GOLD 2007 PROGRAM

Samples for the six holes drilled in 2007 were sent to the PRA Kunming lab in Yunnan province, China, for analysis of gold and silver by fire assay with an atomic absorption or gravimetric finish. Approximately ten percent of the pulps were re-run at ALS Chemex in Vancouver, British Columbia, using an aqua regia digest and AA finish. Lead and zinc were assayed using aqua regia at PRA Lab.

The assay protocol at PRA Kunming involved:

  Crushing the whole sample (not more than 2 kg) to 0.84 mm (-20 mesh) size with a routine jaw crusher;
  Taking a 250 gram split from the crushed material and pulverizing to minus 200 mesh;
  A 30 gram sub-sample is analyzed for gold and silver using fire assay with an atomic absorption spectrometry or gravimetric finish;
  For Pb and Zn, a composite sample was prepared by combining resource-grade samples (maximum 3 samples for a composite sample) in Zone CK. A 0.1 to 0.5 gram sample from the composite sample is dissolved and analyzed for Pb and Zn with ICP mass spectrometry.

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The most recent site visit was made to the Changkeng Property from February 4 to 5, 2008 and ¼ core samples were collected at that time.

A quality assurance/quality control program was instituted by Minco, which consisted of shipping samples in batches of 17 samples, to which was added one certified reference material sample, one field duplicate sample and one blank sample. The certified reference material was certified for Ag only, and not for Au. This has been rectified with the purchase of two new Canadian reference materials certified for both metals.

The authors consider that the sampling and assaying protocol and the implementation of the quality control program was satisfactory.

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13.0 DATA VERIFICATION

13.1 HISTORICAL QUALITY ASSURANCE AND QUALITY CONTROL

For the ZK series holes drilled by 757 Team, a portion of the original assays were verified by the authors at the 757 Team offices in Jiangmen City in 2005, while the remainder of the assays were verified in 2008. No internal laboratory QC data were included with the assay data.

The more recent JZK series holes had internal lab QC standards inserted. The lab’s certified reference material values were well below the expected grade range of the resource estimate and as such did not monitor any grades at or around the resource grade.

Minco did not institute their own QC program prior to 2005.

13.2 SITE VISIT AND INDEPENDENT SAMPLING

The Changkeng and contiguous Fuwan Properties were visited by Mr. Eugene Puritch, P. Eng., and Ms. Tracy Armstrong, P. Geo., on August 25th, 2005, by Ms. Armstrong on June 14 and 15, 2006, October 22 to 24, 2007 and February 4 and 5, 2008.

Nine independent verification samples were taken during the February 2008 visit and 11 samples were taken during the 2005 site visit. Results comparing the two sets of data are presented in Figure 13.1.

Figure 13.1: P&E Independent Sample Verification Results

The P&E results were satisfactory and demonstrate that the tenor of the gold is similar in most instances, to what was originally reported by Minco.

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13.3 LAB INTERNAL QC ANALYSES

A review of the PRA internal lab QC was done. There were no abnormalities detected and the authors consider the data as reported by the lab to be of good quality.

13.4 MINCO QC PROGRAM FOR CHANGKENG

A quality assurance/quality control program was instituted at Changkeng for the 2007 drilling. To each batch of 17 samples Minco added one blank, one certified reference material sample and one field (core) duplicate sample. In addition, coarse and pulp duplicates were prepared and assayed regularly. A random ten percent of samples were sent to ALS Chemex Labs of Vancouver, British Columbia as an external monitor on the assaying.

The certified reference material inserted with the Changkeng program was certified for Ag and not for Au; this has been rectified as 2 new Canadian Au-Ag standards will be used for the upcoming drill program.

All QC data were graphed and analyzed and results are presented in the following sections.

13.4.1 BLANK SAMPLE RESULTS

The blank samples added to the batches sent to PRA lab were graphed. Results were reported for gold and silver. All values reported were less than 3 x detection limit for the elements in question.

13.4.2 CERTIFIED REFERENCE MATERIAL RESULTS

Two certified reference materials were used to monitor lab accuracy for silver only. The values of the two reference materials were 446 g/t Ag and 220 g/t Ag. All were obtained from IGGE.

The 446 g/t reference material had 9 data points. A low bias was observed with 100% of the data falling below the mean. There were no failures.

The 220 g/t reference material had a total of 5 data points. There were no failures and all data points were evenly distributed above and below the mean.

13.4.3 DUPLICATE RESULTS

Minco instituted a very thorough duplicate check program with field, (drill core), coarse reject, and pulps at PRA lab. In addition, approximately ten percent of the pulps were sent to ALS Chemex Labs in Vancouver, British Columbia and re-analyzed as a monitor on the principal lab.

There were 18 field duplicate pairs. Precision was excellent (nearly 1:1) on all values less than 1 g/t Au (94%). The 1 value assaying greater than 1 g/t Au had poor precision. No statistics were done on the pulp and coarse reject duplicates as it was felt there were too few pairs to make it statistically valid.

It is the authors’ opinion that the data were adequately verified for the purposes of this 2008 Technical Report.

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14.0 ADJACENT PROPERTIES

The Changkeng gold and Fuwan silver deposits are contiguous, with the gold-rich portion of the deposit lying on Changkeng and the silver rich portion lying on Fuwan. Minco Gold owns 45% of Minco Silver, who in turn own 100% of the Fuwan silver deposit.

The Fuwan deposit is at an advanced exploration stage with a positive Preliminary Economic Assessment having been completed in 2007 and a feasibility study currently underway with the goal of full scale production in 2010. Minco Silver also owns many properties surrounding the Changkeng and Fuwan deposits that are at an early exploration stage.

For a complete report on the activities of Minco Silver and in particular the Fuwan deposit, the reader is referred to the latest technical report titled, “Technical Report and Updated Resource Estimate on the Fuwan Property, Guangdong Province, China”, and dated January 25, 2008. This report has been filed on SEDAR.

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15.0 PREVIOUS MINERAL PROCESSING AND METALLURGICAL TESTING

In 1991, 757 Team undertook a first pass metallurgical study on the Changkeng mineralization. Gold in the Changkeng gold zone mainly occurred as ultrafine gold in quartz, sulfides and illite. Tests were conducted separately for oxidized and primary mineralization zones.

1. Oxidized Mineralization

Tests on the oxidized zone were conducted by the Guangdong Central Laboratory in late 1991. A cyanidation-zinc powder replacement procedure was adopted. Recovery rate of gold was reported to be 94.36% with tailings of 0.38 g/t Au.

2. Primary Mineralization

Tests on the primary zone were conducted by the Guangdong Mineral Processing Institute in 1993. A total recovery rate of 90% was obtained.

Details of the above two tests were not available to the authors.

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16.0 P & E 2008 RESOURCE ESTIMATE

16.1 INTRODUCTION

The purpose of this report section is to estimate the Mineral Resources on the Changkeng Property in compliance with NI 43-101 and CIM standards. This resource estimate was undertaken by Eugene Puritch, P.Eng. and Antoine Yassa, P.Geo. of P&E Mining Consultants Inc. of Brampton Ontario. The effective date of this resource estimate is March 1, 2008.

16.2 DATABASE

All drilling data were provided by Minco Gold Corporation, in the form of Microsoft Access files, Excel files, drill logs, digital photos of Chinese laboratory assay certificates and Excel files of more recent (2007) assay laboratory results. Eighteen drill cross sections were developed on a local grid looking northeast on an azimuth of 630 on a nominal 40 metre spacing named from 17W to 16E. Two additional sections, 20E and 24E were created on an 80 metre spacing. A Gemcom database was constructed containing 145 diamond drill holes and 18 surface trenches of which 81 drill holes and 13 trenches were utilized in the resource calculation. The remaining data were not in the area that was modeled for this resource estimate. Surface drill hole plans are shown in Appendix-I.

The database was verified in Gemcom with minor corrections made to bring it to an error free status. The Assay Table of the database contained 4,242 Au, 3,688 Ag, 457 Pb and 503 Zn assays. Data are expressed in metric units and grid coordinates are in a Chinese UTM system.

16.3 DATA VERIFICATION

Verification of assay data entry was performed on 406 out of a possible 929 assay intervals for Au, Ag, Pb and Zn. A very few minor data errors were observed and corrected, with the overall impact to the database being negligible. Two drill holes, T5C and QJ4, were removed from the database when the verification process could not correlate results and assay intervals. The 406 verified intervals were verified with original assay lab certificates from 757 Team Assay certificates and more recent Excel files from PRA Lab. The checked assays represented 43.7% of the data to be used for the resource estimate and approximately 8% of the entire Changkeng database.

16.4 DOMAIN INTERPRETATION

The Changkeng domain boundary was determined from lithology, structure and grade boundary interpretation from visual inspection of drill hole sections. One domain was developed and referred to as the Changkeng Domain (CK Zone). The updated domain was created with computer screen digitizing on drill hole sections in Gemcom by the authors of this report. The outlines were influenced by the selection of mineralized material above 1.5 g/t AuEq that demonstrated a lithological and structural zonal continuity along strike and down dip. In some cases mineralization below 1.5 g/t AuEq was included for the purpose of maintaining zonal continuity. Smoothing was utilized to remove obvious jogs and dips in the domains and incorporated a minor addition of inferred mineralization. This exercise allowed for easier domain creation without triangulation errors from solids validation.

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On each section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 40 meters into untested territory. Minimum constrained true width for interpretation was 1.5 metres. The interpreted polylines from each section were “wireframed” in Gemcom into a 3-dimensional domain. The resulting solid (domain) was used for statistical analysis, grade interpolation, rock coding and resource reporting purposes. See Appendix-II.

16.5 ROCK CODE DETERMINATION

The rock codes used for the resource model were derived from the mineralized domain solid. The list of rock codes used is as follows:

Rock Code        Description

0	Air

10	Changkeng Domain

99	Waste Rock

16.6 COMPOSITES

Length weighted composites were generated for the drill hole data that fell within the constraints of the above-mentioned domain. These composites were calculated for Au, Ag, Pb and Zn over 1.0 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals were set to ½ assay detection limit values. Any composites that were less than 0.30 metres in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were transferred to Gemcom extraction files for the grade interpolation as an X, Y, Z, Au, Ag, Pb, Zn file.

16.7 GRADE CAPPING

Grade capping was investigated on the raw assay values in the database within the constraining Changkeng domain to ensure that the possible influence of erratic high values did not bias the database. Extraction files were created for constrained Au, Ag, Pb and Zn data. From these extraction files, log-normal histograms were generated. Due to the statistically well-behaved nature of these data, no grade capping was utilized. The raw coefficients of variation are Au 1.08, Ag 1.58, Pb 0.96 and Zn 0.92. See graphs in Appendix-III.

16.8 VARIOGRAPHY

Variography was attempted on the constrained domain composites with reasonable success. Only Au composites allowed the creation of discernable variograms. See variograms in Appendix-IV.

16.9 BULK DENSITY

The bulk density used for the creation of a density block model was derived from 20 field measurements taken by the authors of this report. The average bulk density from these samples was calculated to be 2.61 tonnes per cubic metre.

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16.10 BLOCK MODELING

The Changkeng Gold Deposit resource model was divided into a block model framework containing 22,000,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction. There were 440 columns (X), 500 rows (Y) and 100 levels (Z). The block model was rotated clockwise 63 degrees. Separate block models were created for rock type, density, percent, Au, Ag, Pb and Zn.

The percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain. As a result, the domain boundary was properly represented by the percent model ability to measure infinitely variable inclusion percentages within that domain.

The Au, Ag, Pb and Zn composites were extracted from the Microsoft Access database composite table into separate files. Inverse distance cubed interpolation was utilized for all elements. The first grade interpolation pass was utilized for the Indicated classification interpolation, while the second grade interpolation pass was for the Inferred classification. The resulting Au grade blocks can be seen on the block model cross-sections in Appendix-V. Grade blocks were interpolated using the following parameters:

Table 16-1: Block Model Interpolation Parameters

Au, Ag,	Dip						Dip	Strike	Across	Max # per	Min #	Max #
Pb, Zn	Dir.		Strike		Dip		Range	Range	Dip Range	Hole	Sample	Sample
Indicated	153	[o]	63	[o]	-35	[o]	30	30	10	2	3	12
Inferred	153	[o]	63	[o]	-35	[o]	100	100	50	2	1	12

16.11 RESOURCE CLASSIFICATION

During the classification interpolation search ellipsoid first pass, 24,520 grade blocks were coded as Indicated while the second interpolation pass coded 29,311 grade blocks as Inferred. All classifications were determined from the Au search ellipsoid passes due to the predominance of Au in the potential economics of the deposit. Classification blocks can be seen in Appendix VI.

16.12 RESOURCE ESTIMATE

The resource estimate was derived from applying AuEq cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The AuEq calculation ratio is derived from the following:

Au Price	=	US$650/oz	Au Recovery	=	95%
Ag Price	=	US$12.50/oz	Ag Recovery	=	90%

Therefore the Au/Ag ratio is ($650/$12.50)/(90%/95%) = 55:1

The following calculations demonstrate the rationale supporting the AuEq cut-off grade that determines the underground potentially economic portion of the mineralized domain.

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Au Cut-Off Grade Calculation (All currency in $US)

Au Price	$650/oz	(24 month approx trailing average price Jan 31/08)
Mining Cost (2,500tpd)	$12.00tonne mined
Process Cost (2,500tpd)	$13.00/tonne milled
General/Administration	$5.00/tonne mined

The above data were derived from the recent Preliminary Economic Analysis on the adjacent Fuwan property by SRK Consulting and Chinese and other worldwide underground mining operations similar to that anticipated at Changkeng.

Therefore, the AuEq cut-off grade for this resource estimate is calculated as follows:

Operating costs per ore tonne = ($12.00 + $13.00 + $5.00) = $30.00/tonne [($30.00)/[( $650/oz Au x 95% Recovery)/31.1035] = 1.51g/t (Use 1.50 g/t AuEq)

The resulting resource estimate can be seen in the following table.

Table 16-2: Resource Estimate @ 1.50 g/t AuEq Cut-Off Grade

		Au	Au	Ag	Ag	AuEq **	AuEq **
Classification	Tonnes	(g/t)	(oz)	(g/t)	(oz)	(g/t)	(oz)
Indicated	2,101,000	5.61	379,000	10.7	723,000	5.81	392,100
Inferred	2,152,000	4.82	333,400	9.3	643,000	4.99	345,100

**The AuEq grade was calculated from Au US$650/oz and Ag US$12.50/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 55:1 Pb and Zn values were too low to be of economic interest for resource reporting purposes.

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.	The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Table 16-3: Changkeng Resource Estimate Sensitivity

CUT-OFF
AuEq (g/t)	TONNES	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq (g/t)	AuEq (oz)
10.0	397,598	12.724	162,652	15	191,746	12.996	166,138
9.0	544,887	11.799	206,701	13.6	238,252	12.048	211,033
8.0	722,611	10.941	254,186	12.9	299,699	11.176	259,635
7.0	932,760	10.116	303,368	12.5	374,861	10.342	310,183
6.0	1,288,504	9.055	375,115	11.6	480,545	9.265	383,853
5.0	1,859,432	7.892	471,800	11.2	669,559	8.095	483,974
4.5	2,188,848	7.391	520,127	11.1	781,141	7.593	534,330
4.0	2,532,636	6.94	565,097	10.9	887,544	7.138	581,234
3.5	2,893,760	6.517	606,319	10.8	1,004,794	6.714	624,588
3.0	3,290,465	6.1	645,324	10.8	1,142,541	6.296	666,098
2.5	3,636,999	5.768	674,465	10.6	1,239,481	5.96	697,001
2.0	3,993,656	5.442	698,747	10.2	1,309,669	5.627	722,559
1.75	4,133,626	5.317	706,624	10.1	1,342,281	5.5	731,029

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1.5	4,252,201	5.211	712,403	10	1,367,113	5.393	737,259
1.25	4,355,996	5.117	716,628	9.9	1,386,479	5.297	741,836
1.0	4,436,458	5.043	719,310	9.8	1,397,826	5.221	744,725
.75	4,496,542	4.987	720,956	9.7	1,402,301	5.163	746,452
.50	4,574,504	4.912	722,426	9.6	1,411,907	5.086	748,097
.25	4,601,654	4.885	722,719	9.5	1,405,492	5.058	748,273
.001	4,601,654	4.885	722,719	9.5	1,405,492	5.058	748,273

The preceding resource estimate sensitivity table was derived by applying a series of increasing AuEq cut-offs to the domain that constrains the mineralization. This domain was developed utilizing an approximate 1.50 g/t AuEq cut-off grade (see section 16.4) which was found to be the grade at which the domain demonstrates the optimal lithological and zonal continuity along strike and across section. This domain was subsequently used during the application of all cutoff grades within the sensitivity table.

16.13 CONFIRMATION OF ESTIMATE

As a test of the reasonableness of the resource estimate, the block model was queried at a 0.1 g/t AuEq cut off grade with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domain. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domain. The results are tabulated below.

Table 16-4: Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block Model Average Grade

Category	Au (g/t)	Ag (g/t)
Capped Assays	5.68	16.01
Composites	5.41	7.71
Block Model	4.69	9.55

The comparison above shows the average grade of all the Au and Ag blocks in the constraining domain to be somewhat lower than the weighted average of all capped assays and composites used for grade estimation. This is due to localized data clustering. The block model grades will invariably be the more reliable due to their accountability in a 3 dimensional spatial environment. In addition, a volumetric comparison was performed with the block model volume of the model versus the geometric calculated volume of the domain solid.

Block Model Volume	=	1,763,077	m3
Geometric Domain Volume	=	1,827,698	m3
Difference	=	3.67%

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17.0 OTHER RELEVANT DATA AND INFORMATION

There are no other data considered relevant to the Changkeng deposit that have not been previously discussed in this report.

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18.0 CONCLUSIONS AND RECOMMENDATIONS

18.1 CONCLUSIONS

The Changkeng deposit was modeled in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005. National Instrument 43-101 reporting standards and formats were followed in this document in order to report the mineral resource in a fully compliant manner.

Diamond drill data from a total of 81 drill holes and 13 surface trenches were used for the resource calculation of which 6 are new holes completed in 2007. The drilling to date was conducted on an approximate 40 metre section spacing with holes on section between 20 metres to 80 metres apart. Grade interpolation was undertaken with the inverse distance cubed estimation method.

The majority of the drilling on the Changkeng deposit has been concentrated in the south-west quadrant of the property, which leaves room for possible resource expansion along strike to the north-east, as well as on the southern half of the property in general. As part of the Chinese requirements for exploration reporting, Minco Gold must also drill to test for silver mineralization on Changkeng in a south-easterly direction toward Minco Silver’s Fuwan Project.

18.2 RECOMMENDATIONS

It is recommended that Minco Gold continue drilling on the southern half, and begin drilling in the north-east area of the property to further delineate and possibly expand the current resource. A two phase, 15,000 metre diamond drill program is proposed. Eight thousand metres in Phase I should be designed as predominantly in-fill drilling with a minor component of step-out. Phase II should entail 7,000 metres of drilling as follow-up. Minco’s share (51%) of the total budget of CDN $2.9 M (RMB 20.4) is proposed. This also includes funds for an updated resource model, metallurgical studies and a Preliminary Economic Assessment after completion of the Phase II drilling. Details of the budget are provided in Table 18-1 and a map showing locations of the proposed holes is shown in Figure 18.1

Table 18-1: Changkeng Project Proposed Phase I and II Budget

Target Area	Planned Activity Phase I	Budget $CDN
Changkeng Permit (1.18 km2 )	8,000 metre diamond drill program; in-fill and step-out south and north-east	$1,500,000
	(includes costs for hydrology, metallurgical studies and Resource Estimation)
Total Phase I		$1,500,000
Target Area	Planned Activity Phase II	Budget $CDN
Changkeng Permit (1.18 km2 )	7,000 metres diamond drilling as follow-up on Phase I	$1,400,000
	(includes costs for hydrology, metallurgical studies and Resource Estimation)
Total Phase II		$1,400,000
Total Phases I and II	Minco's Share of JV Cost	$2,900,000	CDN

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Figure 18.1: Map of Changkeng Area Showing Proposed Phase I and II Diamond Drill Holes in Blue

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19.0 REFERENCES

Compiling unit: NO.757 Geological Team of Guangdong Geological Exploration Bureau, 2007: Changkeng Gold Exploration Design, Gaoyao County, Guangdong Province.

Guangdong Centre Laboratory, Geological Exploration Bureau of Guangdong Province, 1992: Report on rock identification in the Fuwan silver deposit from hole ZK1604.  Internal Report, July 6, 1992. 18 p.

Guangdong Centre Laboratory, Geological Exploration Bureau of Guangdong Province, 1992: Hua-Ying Linag, Ping Xia, Xiu-Zhang Wang, Heng-xiang Yu, 2002: Studies on the Genesis of Adjacent Changkeng gold and Fuwang silver-deposits, Guangdong Province, China: chapter 7-16.

Jiang, R., Morgenthaler, L., 2004: Report on the Fuwan Silver Property, Guangdong Province, China.

Lehne and Associates Applied Mineralogy, 2007: Ore Microscopical Investigation of Lead and Zinc Concentrates.

Li Z., and Peters, S, 1998: Comparative Geology and Geochemistry of Sedimentary Rock-hosted (Carlin-type) Gold Deposits in the People’s Republic of China and in Nevada, USA. USGS Open-File Report 98-466.

P&E Mining Consultants Inc., 2005: Technical Report and Resource Estimate on the Fuwan Property Guangdong Province, China.

P&E Mining Consultants Inc., 2006: Amended and Revised Technical Report and Resource Estimate on the Fuwan Property Guangdong Province, China.

P&E Mining Consultants Inc., June 2007: Technical Report and Updated Resource Estimate on the Fuwan Property Guangdong Province, China.

Peters, S., 2002: Geology, Geochemistry and Geophysics of Sedimentary-Hosted Au Deposits in P.R. China. USGS Open-File Report: 02-131.

Report on rock and ore thin sections from the Fuwan silver deposit from hole ZK1604, Internal Report, July 6, 1992.

Robert, F. Poulsen, K.H., Dubé, B., 1997: Gold Deposits and Their Geological Classification: In Proceedings of Exploration 1997: Fourth Decennial International Conference on Mineral Exploration, edited by A.G. Gubins, 1997, p. 209-220.

SRK Consulting, September 2007: Preliminary Economic Assessment – Fuwan Silver Deposit, Project Report SCN087.

Sun, X et al., 2003: Dating of Sediment-hosted disseminated-type gold by using 40Ar/39Ar laser probe: A case study of Changkeng large-scale gold deposit, China. In Chinese Science Bulletin 2003 Vol. 48 No. 17 1887-1891.

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Wuhan, 1993: The mineralogy study report of Changkeng gold deposit, China University of Geoscience.

757 Geological Team of Guangdong, Bureau of Geological Exploration, Jiangmen City, Guangdong Province, 1995: Exploration Report on the Fuwan Silver Deposit.Nov 1995, 74p.

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20.0 CERTIFICATES

CERTIFICATE of AUTHOR

TRACY J. ARMSTRONG, P.GEO.

I, Tracy J. Armstrong, P.Geo., residing at 2007 Chemin Georgeville, res. 22, Magog, QC J1X 3W4, do hereby certify that:

1.	I am an independent geological consultant contracted by P& E Mining Consultants Inc;

2.	I am a graduate of Queen’s University at Kingston, Ontario with a B.Sc. (HONS) in Geological Sciences (1982);

3.	I am a geological consultant currently licensed by the Order of Geologists of Québec (License 566) and by the Association of Professional Geoscientists of Ontario (License 1204);

4.	I have worked as a geologist for a total of 22 years since obtaining my B.Sc. degree;

5.	I am responsible for Sections 1 through 15, 17 and co-authored Section 18, as well as the overall structuring of the technical report titled “Technical Report and Resource Estimate on the Changkeng Gold Property, Guangdong Province, China” and dated April 24, 2008;

6.	I visited the Changkeng Property on August 25, 2005, June 14 to 15, 2006, October 22 to 24, 2007 and February 4 to 5, 2008;

7.	I have had prior involvement with the Changkeng Property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical reports titled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China”, dated November 3, 2005, “Amended and Revised Updated Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China”, dated November 2, 2006, and “Technical Report and Updated Resource Estimate on the Fuwan Property, Guangdong Province, China” dated June 1, 2007. The Changkeng Property is contiguous to the north of the Fuwan Property;

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives. My relevant experience for the purpose of the Technical Report is:

•	Underground production geologist, Agnico-Eagle Laronde Mine	1988-1993;
•	Exploration geologist, Laronde Mine	1993-1995;
•	Exploration coordinator, Placer Dome	1995-1997;
•	Senior Exploration Geologist, Barrick Exploration	1997-1998;
•	Exploration Manager, McWatters Mining	1998-2003;
•	Chief Geologist Sigma Mine	2003	;
•	Consulting Geologist	2003 to present;

10.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101;

11.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith;

DATED this 24th Day of April, 2008

________________________________
Tracy J. Armstrong P. Geo.

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EUGENE J. PURITCH, P. ENG.

CERTIFICATE of AUTHOR

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am President of P & E Mining Consultants Inc. and am contracted independently by Minco Gold Corporation.

2.	I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I have practiced my profession continuously since 1978. My summarized career experience is as follows:

- Mining Technologist - H.B.M.&S. and Inco Ltd.	1978-1980
- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd	1981-1983
- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
- Self-Employed Mining Consultant – Timmins Area	1987-1988
- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
- Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-2004
- President – P & E Mining Consultants Inc.	2004-Present

3.	I am a mining consultant currently licensed by the Professional Engineers of Ontario (License No. 100014010) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM.

4.	I am jointly responsible for Section 16 and co-authored Section 18 of this report titled “Technical Report and Resource Estimate on the Changkeng Gold Property, Guangdong Province, China”, and dated April 24, 2008.

5.	I visited the Changkeng Property on August 25, 2005.

6.	I have had prior involvement with the Changkeng Property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical reports titled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China”, dated November 3, 2005 and “Amended and Revised Updated Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China”, dated November 2, 2006 and “Technical Report and Updated Resource Estimate on the Fuwan Property, Guangdong Province, China”, dated June 1, 2007. The Changkeng Property is contiguous to the north of the Fuwan Property.

7.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

8.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101.

9.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith.

DATED this 24th Day of April, 2008

____________________________________
Eugene Puritch, P.Eng.

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ANTOINE YASSA, P.GEO.

CERTIFICATE OF AUTHOR

I, Antoine R. Yassa, P. Geo., residing at 241 Rang 6 West, Evain, Quebec, do hereby certify that:

1.	I am an independent geological consultant contracted by P& E Mining Consultants Inc;

2.	I am a graduate of Ottawa University at Ottawa, Ontario with a B.Sc. (HONS) in Geological Sciences (1977);

3.	I am a geological consultant currently licensed by the Order of Geologists of Québec (License No 224);

4.	I have worked as a geologist for a total of 29 years since obtaining my B.Sc. degree;

5.	I am responsible for co-authoring Section 16.0 of the technical report titled “Technical Report and Resource Estimate on the Changkeng Gold Property, Guangdong Province, China”, and dated April 24, 2008;

6.	I did not visit the Changkeng Property;

7.	I have had prior involvement with the Changkeng Property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical report titled, “Technical Report and Updated Resource Estimate on the Fuwan Property, Guangdong Province, China”, dated June 1, 2007. The Changkeng Property is contiguous to the north of the Fuwan Property;

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives. My relevant experience for the purpose of the Technical Report is:

Minex Geologist (Val d’Or), 3D Modeling (Timmins), Placer Dome 1993-1995;

Database Manager, Senior Geologist, West Africa, PDX, 1996-1998

Senior Geologist, Database Manager, McWatters Mine 1998-2000;

Database Manager, Gemcom modeling and Resources Evaluation (Kiena Mine) QAQC Manager (Sigma Open pit), McWatters Mines 2001-2003;

Database Manager and Resources Evaluation at Julietta Mine, Far-East Russia, Bema Gold Corporation, 2003-2006

Consulting Geologist 2006 to present.

10.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101;

11.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith.

DATED this 24th Day of April, 2008

____________________________________

Antoine R. Yassa, P.Geo. OGQ # 224

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APPENDIX - I

SURFACE DRILLHOLE PLAN

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MINERALIZED
DOMAIN
0
50
100
METRES
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
SURFACE DRILL HOLE PLAN

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APPENDIX - II

3-D DOMAIN

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APPENDIX - III

LOG NORMAL HISTOGRAMS

CHANGKENG Au LOG NORMAL HISTOGRAM
Frequency Count
100
80
60
40
20
0
0.001
0.010
0.100
1.000
10.000
100.000
Au g/t
Software By Gemcom

CHANGKENG Ag LOG NORMAL HISTOGRAM
Frequency Count
60
48
36
24
12
0
0.100
1.000
10.000
100.000
1000.000
Ag g/t
Software By Gemcom

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CHANGKENG Pb LOG NORMAL HISTOGRAM
Frequency Count
15
12
9
6
3
0
0.001
0.010
0.100
Pb %
Software By Gemcom

CHANGKENG Zn LOG NORMAL HISTOGRAM
Frequency Count
25
20
15
10
5
0
0.001
0.010
0.100
1.000
Zn %
Software By Gemcom

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APPENDIX - IV

VARIOGRAMS

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CHANGKENG Au OMNIVARIOGRAM
1.500
1.000
0.500
0
Gamma (H)
0
10
20
30
40
50
60
70
80
90
100
Range [m]
1) Spherical(21.68, 0.82)
2) Nugget Effect(0.41)
#
Software By Gemcom

CHANGKENG Au DOWN DIP AZ=160 DIP=-30
1.500
1.000
0.500
0
Gamma (H)
0
10
20
30
40
50
60
70
80
90
100
Range [m]
1) Spherical(29.06, 0.80)
2) Nugget Effect(0.41)
#
Software By Gemcom

P&E Mining Consultants Inc. Changkeng Property Report 147

APPENDIX - V

Au BLOCK MODEL CROSS SECTIONS

P&E Mining Consultants Inc. Changkeng Property Report 147

SURFACE
MINERALIZED DOMAIN
0 EL
-100 EL
-200 EL
-300 EL
0
50
100
METRES
Au g/t
+ 10.0
5.0 - 10.0
3.0 - 5.0
1.5 - 3.0
0.01 - 1.5
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
Au BLOCK MODEL SECTION 11 W
Scale 1:2,500
April 2008

SURFACE
MINERALIZED DOMAIN
0 EL
-100 EL
-200 EL
-300 EL
0
50
100
METRES
Au g/t
+ 10.0
5.0 - 10.0
3.0 - 5.0
1.5 - 3.0
0.01 - 1.5
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
Au BLOCK MODEL SECTION 5 W
Scale 1:2,500
April 2008

P&E Mining Consultants Inc. Changkeng Property Report 147

SURFACE
MINERALIZED DOMAIN
0 EL
-100 EL
-200 EL
-300 EL
0
50
100
METRES
Au g/t
+ 10.0
5.0 - 10.0
3.0 - 5.0
1.5 - 3.0
0.01 - 1.5
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
Au BLOCK MODEL SECTION 0 W
Scale 1:2,500
April 2008

SURFACE
MINERALIZED DOMAIN
0 EL
-100 EL
-200 EL
-300 EL
0
50
100
METRES
Au g/t
+ 10.0
5.0 - 10.0
3.0 - 5.0
1.5 - 3.0
0.01 - 1.5
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
Au BLOCK MODEL SECTION 4 E
Scale 1:2,500
April 2008

P&E Mining Consultants Inc. Changkeng Property Report 147

P&E Mining Consultants Inc. Changkeng Property Report 147

APPENDIX - VI

CLASSIFICATION

BLOCK MODEL CROSS SECTIONS

P&E Mining Consultants Inc. Changkeng Property Report 147

SURFACE
0 EL
-100 EL
-200 EL
-300 EL
MINERALIZED DOMAIN
0 50 100
METRES
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
CLASS BLOCK MODEL SECTION 11 W
Scale 1:2,500
April 2008

SURFACE
0 EL
-100 EL
-200 EL
-300 EL
MINERALIZED DOMAIN
0 50 100
METRES
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
CLASS BLOCK MODEL SECTION 5 W
Scale 1:2,500
April 2008

P&E Mining Consultants Inc. Changkeng Property Report 147

BASELINE
SURFACE
0 EL
-100 EL
-200 EL
-300 EL
MINERALIZED
DOMAIN
0
50
100
METRES
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
CLASS BLOCK MODEL SECTION 0 W
Scale 1:2,500
April 2006

BASELINE
SURFACE
0 EL
-100 EL
-200 EL
-300 EL
MINERALIZED
DOMAIN
0
50
100
METRES
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
CLASS BLOCK MODEL SECTION 4 E
Scale 1:2,500
April 2006

P&E Mining Consultants Inc. Changkeng Property Report 147

SURFACE
0 EL
-100 EL
-200 EL
-300 EL
MINERALIZED DOMAIN
0 50 100
METRES
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
CLASS BLOCK MODEL SECTION 8 E
Scale 1:2,500
April 2008

SURFACE
0 EL
-100 EL
-200 EL
-300 EL
MINERALIZED DOMAIN
0 50 100
METRES
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
MINCO GOLD CORPORATION
CHANGKENG PROJECT
CLASS BLOCK MODEL SECTION 16 E
Scale 1:2,500
April 2008

P&E Mining Consultants Inc. Changkeng Property Report 147